Exhibit 99.1

NEWS RELEASE

BROOKFIELD PROPERTY PARTNERS PROPOSES TO ACQUIRE ALL UNITS OF

BROOKFIELD CANADA OFFICE PROPERTIES NOT CURRENTLY OWNED

All dollar references are in Canadian dollars unless noted otherwise.

Brookfield News, January 23, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that it has made a proposal to Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) (“BOX”) to acquire the approximately 16.9% equity interest in BOX that it or its affiliates do not own (approximately 15.8 million units) for $30.10 cash per unit. The proposed price represents a premium of 14.2% to the 30-day volume-weighted average price of BOX units on the Toronto Stock Exchange and 14.5% to the 30-day volume-weighted average price of BOX units on the New York Stock Exchange. The price also represents a premium of 14.8% and 14.5%, respectively, to the closing price of BOX units on January 20, 2017.

“Our proposal provides BOX unitholders with an attractive all-cash offer at a significant premium to recent public market pricing,” said Brian Kingston, CEO of Brookfield Property Group. “The acquisition of the remaining interest in BOX will allow BPY to fully integrate its North American office operations and further simplifies our structure.”

Unitholders holding approximately 3.65 million units of BOX, representing approximately 23% of the unaffiliated BOX units, including Morgan Stanley Investment Management, who holds approximately 1.5 million units of BOX on behalf of certain client accounts, support the proposal and have agreed, subject to certain conditions, to vote the units of BOX they still hold at the time an agreement is entered into in favor of the transaction.

Process

Brookfield Property Partners has presented its proposal to the Board of Trustees of BOX and has asked the Board to begin a process to review the proposal and appoint a special committee of independent trustees to commission an independent valuation of BOX’s units. Once the valuation is available, Brookfield Property Partners would seek to enter into a definitive agreement with BOX with respect to the proposed transaction for presentation to unitholders.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. There is no certainty that the proposed transaction will proceed or be consummated.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately US$66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$250 billion in assets under management.

Brookfield Property Partners Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com